[Letterhead of BancorpSouth, Inc.]

April 19, 2012

Via EDGAR

Kathryn McHale
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          BancorSouth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2012
File No. 1-12991

Dear Ms. McHale:

We are in receipt of the comments of the staff of the Securities and Exchange Commission ( the “Staff”) contained in its letter dated April 6, 2012 with respect to the above-referenced filing (the “Comment Letter”).

As I discussed via telephone with David Lyon of your office last week, the Company hereby requests an extension of time to respond to the Comment Letter.  The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than May 4, 2012.

If you have any questions regarding the foregoing, please do not hesitate to call me at (662) 680-2536.

Sincerely,

/s/_William L. Prater____
William L. Prater
Chief Financial Officer
BancorpSouth, Inc.

Cc:           E.Marlee Mitchell, Esq.
David G. Wilson, Esq.